UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 28, 2020

CONATUS PHARMACEUTICALS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36003	20-3183915
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16745 West Bernardo Drive, Suite 250 San Diego, CA		92127
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (858) 376-2600

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol:	Name of each exchange on which registered:
Common Stock, par value $0.0001 per share	CNAT	The Nasdaq Capital Market

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 28, 2020, Conatus Pharmaceuticals Inc., a Delaware corporation (“Conatus”), Chinook Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Conatus (“Merger Sub”), and Histogen Inc., a Delaware corporation (“Histogen”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Histogen, with Histogen continuing as a wholly-owned subsidiary of Conatus and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding share of Histogen capital stock outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held by Conatus or Histogen or any of their respective subsidiaries) will be converted into the right to receive a number of shares of Conatus common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Conatus common stock) (the “Exchange Ratio”) such that, immediately following the effective time of the Merger, preexisting Conatus stockholders are expected to own approximately 26%, and preexisting Histogen stockholders are expected to own approximately 74%, of the outstanding capital stock of Conatus on a fully-diluted basis, after taking into account Histogen’s and Conatus’ outstanding convertible securities immediately prior to the Effective Time, irrespective of the exercise prices of outstanding options and warrants. The foregoing post-Merger ownership ratio is subject to adjustment based on each company’s net cash balance at the time of closing the Merger. In connection with the Merger, Conatus will assume all outstanding Histogen options and warrants, subject to appropriate adjustment of the number of underlying shares and exercise price based on the Exchange Ratio.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including covenants relating to (1) the conduct of its business prior to the closing, (2) the use of commercially reasonable efforts to consummate the Merger and obtain all required consents and approvals, including regulatory, stock exchange and stockholder approvals, (3) the preparation and filing of a registration statement on Form S-4 to register the shares of Conatus common stock to be issued in the Merger (the “Merger Shares”) and a proxy statement/information statement for the special meeting or approval by written consent, as applicable, of stockholders of Conatus and Histogen, (4) holding a meeting or approval by written consent, as applicable, of stockholders of Conatus and Histogen to obtain their requisite approvals in connection with the Merger, including, among other approvals, the approval by Conatus stockholders of the issuance of the Merger Shares and amendments to the certificate of incorporation of Conatus to effect a reverse stock split and change the company name (the “Charter Amendments”), (5) subject to certain exceptions, the recommendation of the board of directors of each party to its stockholders that such approvals be given, and (6) subject to customary exceptions and limitations, prohibitions on Conatus or Histogen soliciting or facilitating certain competing acquisition proposals prior to the consummation of the Merger or the termination of the Merger Agreement.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (a) approval by the stockholders of Conatus and Histogen of the Merger Agreement and Merger and by the stockholders of Conatus of the issuance of the Merger Shares and the Charter Amendments, (b) the continued listing of Conatus common stock on the Nasdaq Capital Market and the authorization for listing on the Nasdaq Capital Market of the Merger Shares, (c) effectiveness of a registration statement on Form S-4 registering the Merger Shares, and (d) compliance with caps on the potential and actual dissenting shares. In connection with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Histogen (solely in their respective capacities as Histogen stockholders) have entered into a support agreement with Histogen and Conatus regarding all of their shares (now owned or hereafter acquired) of Histogen capital stock (the “Histogen Support Agreement”) and the executive officers and directors of Conatus (solely in their respective capacities as Conatus stockholders) have entered into support agreements with Histogen and Conatus regarding all of their shares of Conatus common stock (now owned or hereafter acquired) (the “Conatus Support Agreement,” and together with the Histogen Support Agreement, the “Support Agreements”). The Support Agreements include covenants with respect to the voting of shares of Histogen or Conatus capital stock, respectively, in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and place certain restrictions on the transfer of the shares of Conatus and Histogen capital stock held by the respective signatories thereto prior to the consummation of the Merger or the termination of the Merger Agreement.

The Merger Agreement contains certain termination rights for both Conatus and Histogen, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $500,000 and in some circumstances reimburse the other party’s expenses up to a maximum of $350,000.

After the effective time of the Merger, the Board of Directors of Conatus is expected to consist of eight members, six of whom will be designated by Histogen and two of whom will be designated by Conatus, and the management of Conatus is expected to consist of the current management of Histogen.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Conatus Support Agreement, and the Histogen Support Agreement, which are filed as Exhibits 2.1, 2.2 and 2.3, respectively, and which are incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Histogen or Conatus or otherwise to modify or supplement any factual disclosures about Conatus in its public reports filed with the Securities and Exchange Commission (the “SEC”). The Merger Agreement includes representations, warranties and covenants of Histogen and Conatus made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Histogen, Conatus or any of their respective affiliates, as certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings, may be subject to exceptions made in confidential disclosure schedules which have not been filed herewith, or may have been used for purposes of allocating risk among the parties to the Merger Agreement rather than to establish matters of fact.

Forward-Looking Statements

This current report and the documents attached as exhibits hereto contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “would,” “expects,” “project,” “may,” “could,” “developments,” “launching,” “opportunities,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions. These forward-looking statements include, but are not limited to, statements concerning: the expected structure, timing and completion of the proposed Merger; future product development plans and projected timelines for the initiation and completion of preclinical and clinical trials; the potential for the results of ongoing preclinical or clinical trials and the efficacy of Histogen’s drug candidates; the potential market opportunities and value of drug candidates; other statements regarding future product development and regulatory strategies, including with respect to specific indications; any statements regarding the combined company’s future financial performance, results of operations or sufficiency of capital resources to fund operating requirements; any statements relating to future Nasdaq listing; the executive and board structure of the combined company; and any other statements that are not statements of historical fact. These statements are based upon the current beliefs and expectations of each company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the proposed Merger; risks related to each company’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; the risk that as a result of adjustments to the exchange ratio, Conatus stockholders and Histogen stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Conatus’ common stock relative to the exchange ratio; the businesses of Histogen and Conatus may not be combined successfully, or such combination may take longer than expected; the combined company’s need for, and the availability of, substantial capital in the future to fund its operations and research and development activities; the combined company’s ability to continue to successfully progress research and development efforts and to create effective, commercially-viable products; and the success of the combined company’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Conatus’ reports filed with the SEC, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and available at the SEC’s Internet website (www.sec.gov). Except as required by law, neither Conatus nor Histogen undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed Merger. In connection with the Merger, Conatus expects to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Conatus and that will also constitute a prospectus of Conatus, which proxy statement/prospectus will be mailed or otherwise disseminated to Conatus stockholders when it becomes available. Conatus also plans to file other relevant documents with the SEC regarding the proposed Merger transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION.

In addition to receiving the proxy statement by mail, stockholders also will be able to obtain these documents, as well as other filings containing information about Conatus, the proposed Merger and related matters, without charge, from the SEC’s website at http://www.sec.gov. In addition, these documents can be obtained, without charge, by sending an e-mail to info@conatuspharma.com, along with complete contact details and a mailing address or by contacting Conatus at (858) 376-2600.

Participants in the Solicitation

Conatus and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from stockholders with respect to the Merger. Information regarding the persons or entities who may be considered participants in the solicitation of proxies will be set forth in the proxy statement and Form S-4 relating to the Merger when it is filed with the SEC. Information regarding the directors and executive officers of Conatus is set forth in the proxy statement for Conatus’ 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2019. Additional information regarding the interests of such potential participants will be included in the proxy statement and Form S-4 and the other relevant documents filed with the SEC when they become available.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Amendment to Employment Agreements with Named Executive Officers

On January 27, 2020, Conatus entered into an amendment to the employment agreement with each of Steven J. Mento, Ph.D., its President and Chief Executive Officer, Keith W. Marshall, Ph.D., M.B.A., its Executive Vice President, Chief Operating Officer and Chief Financial Officer, and Alfred P. Spada, its Executive Vice President, Research and Development and Chief Scientific Officer (the “Amendment to Employment Agreements”). The Amendment to Employment Agreements provide that the premiums for continued healthcare benefits payable upon a termination without cause or resignation for good reason occurring after the Merger, will be paid in a lump sum at the time of termination, as opposed to over time. All other material terms and conditions of the existing employment agreements will continue in full force and effect.

The foregoing description of the Amendment to Employment Agreements with Drs. Mento, Marshall and Spada is qualified in its entirety by reference to the amendments to the employment agreements with such individuals which will be filed by Conatus with the Securities and Exchange Commission with its Annual Report on Form 10-K for the year ending December 31, 2019.

Item 7.01	Regulation FD Disclosure.

On January 28, 2020, Conatus issued a joint press release with Histogen announcing their entry into the Merger Agreement described above under Item 1.01. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Conatus and Histogen will host a joint conference call on January 28, 2020 at 4:30 p.m. Eastern Time to discuss the proposed Merger described above under Item 1.01. A live audio webcast of the management presentation will be available at www.conatuspharma.com. Alternatively, callers may listen to the conference call by phone by dialing 877-407-9120 (domestic) or +1-412-902-1009 (international). The webcast will be archived on Conatus website for at least 30 days.

By furnishing the information in this Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 hereto, Conatus makes no admission as to the materiality of any information in this report. The information contained in this Item 7.01 and Exhibit 99.1 hereto is intended to be considered in the context of Conatus’ filings with the SEC and other public announcements that Conatus makes, by press release or otherwise, from time to time. Conatus undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

The information furnished pursuant to this Item 7.01 and Exhibit 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated January 28, 2020, by and among Conatus Pharmaceuticals Inc., Chinook Merger Sub, Inc. and Histogen Inc.

2.2	Support Agreement, dated January 28, 2020 by and among Conatus Pharmaceuticals Inc., Histogen Inc. and certain stockholders of Conatus Pharmaceuticals Inc.

2.3	Support Agreement, dated January 28, 2020, by and among Conatus Pharmaceuticals Inc., Histogen Inc. and certain stockholders of Histogen Inc.

99.1	Joint Press Release issued January 28, 2020 by Conatus Pharmaceuticals Inc. and Histogen Inc.

*

All schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 28, 2020	CONATUS PHARMACEUTICALS INC.

	By:	/s/ Keith W. Marshall, Ph.D., M.B.A.
	Name:	Keith W. Marshall, Ph.D., M.B.A.
	Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer